Condensed Consolidated Interim Financial Statements
March 31, 2014
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three Months ended March 31
		2014	2013
	Note

Revenues	3	104,996	60,150
Cost of sales	4
Production costs		(85,557)	(40,557)
Depletion and amortization		(10,652)	(6,379)
Earnings from mining operations		8,787	13,214

General and administrative		(5,074)	(4,977)
Exploration and evaluation		(1,748)	(2,637)
Other income (expenses)	5	2,167	(377)
Write-down of marketable securities	6	-	(9,387)
Income (loss) before financing costs and income taxes		4,132	(4,164)

Finance expenses	7	(6,647)	(2,293)
Finance income	8	1,122	1,742
Foreign exchange gain (loss)		(8,092)	(4,300)
Income (loss) before income taxes		(9,485)	(9,015)

Income tax recovery (expense)	9	337	(1,467)
Net income (loss) for the period		(9,148)	(10,482)

Other comprehensive income (loss), net of tax
Unrealized income (loss) on available-for-sale financial assets		3,509	(2,560)
Reclassification for permanent impairment on available for sale financial assets, included in the net loss		-	8,213
Total other comprehensive income (loss) for the period		3,509	5,653

Total comprehensive income (loss) for the period		(5,639)	(4,829)

Earnings (loss) per share
Basic		(0.05)	(0.05)
Diluted		(0.05)	(0.05)

Weighted average shares outstanding (thousands)
Basic		193,708	191,060
Diluted		193,708	191,060

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three Months ended March 31
		2014	2013
	Note

Operating activities
Net income (loss) for the period		(9,148)	(10,482)
Adjustments for:
Depletion and amortization		10,735	6,518
Income tax expense (recovery)	9	(337)	1,467
Share-based compensation expense		2,083	1,355
Change in fair value of copper put options	5	(1,082)	1,088
Finance expenses (income)	7,8	5,525	(11)
Unrealized foreign exchange loss (gain)		8,480	4,140
Write-down of marketable securities	6	-	9,387
Other operating activities		(18)	(103)
Net change in non-cash working capital	17	7,063	(17,103)
Cash provided by (used for) operating activities		23,301	(3,744)

Investing activities
Purchase of property, plant and equipment		(5,644)	(53,742)
Investment in financial assets		(8,109)	(15)
Interest received		92	162
Investment in long-term prepaids		-	(3,750)
Other investing activities		-	(216)
Cash provided by (used for) investing activities		(13,661)	(57,561)

Financing activities
Repayment of debt		(6,142)	(5,073)
Interest paid		(1,006)	(816)
Common shares issued for cash		480	329
Proceeds from debt issuance		-	597
Cash provided by (used for) financing activities		(6,668)	(4,963)

Effect of exchange rate changes on cash and equivalents		863	418
Increase (decrease) in cash and equivalents		3,835	(65,850)
Cash and equivalents, beginning of period		82,865	134,995
Cash and equivalents, end of period		86,700	69,145

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31, December 31,
		2014	2013
	Note

ASSETS
Current assets
Cash and equivalents		86,700	82,865
Accounts receivable		17,592	4,532
Other financial assets	10	66,009	69,729
Inventories	11	38,479	47,174
Current tax receivable		18,696	18,284
Prepaids		5,862	6,354
		233,338	228,938

Other financial assets	10	38,694	38,272
Property, plant and equipment	12	689,365	678,580
Prepaids		9,310	10,543
Other receivables		13,895	13,895
		984,602	970,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		36,597	26,864
Current portion of long-term debt		26,883	22,625
Interest payable		7,854	3,435
Other financial liabilities	13	47,889	63,985
		119,223	116,909

Long-term debt	14	269,732	259,515
Other financial liabilities	13	437	565
Provision for environmental rehabilitation ("PER")		74,443	69,673
Deferred tax liabilities		97,772	97,350
		561,607	544,012

EQUITY
Share capital	15	372,961	372,274
Contributed surplus		40,238	38,507
Accumulated other comprehensive income (loss) ("AOCI")		8,452	4,943
Retained earnings		1,344	10,492
		422,995	426,216
		984,602	970,228

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2013	368,128	37,487	(5,365)	45,331	445,581
Exercise of options	482	(153)	-	-	329
Share-based compensation	-	978	-	-	978
Total comprehensive income (loss) for the period	-	-	5,653	(10,482)	- (4,829)
Balance at March 31, 2013	368,610	38,312	288	34,849	442,059

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Exercise of options	687	(207)	-	-	480
Share-based compensation	-	1,938	-	-	1,938
Total comprehensive income (loss) for the period	-	-	3,509	(9,148)	(5,639)
Balance at March 31, 2014	372,961	40,238	8,452	1,344	422,995

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.          REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited consolidated interim financial statements of the Company as at and for the period ended March 31, 2014 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.          SIGNIFICANT ACCOUNTING POLICIES

(a)   Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Board on May 6, 2014.

(b)   Changes in accounting policies and disclosures

IAS 32 Financial instruments: presentation (IAS 32)

The Company adopted IAS 32 on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

3.          REVENUE

	Three months ended March 31,
	2014	2013
Copper concentrate	98,894	56,426
Copper cathode	-	33
Total copper sales	98,894	56,459
Molybdenum concentrate	5,090	2,735
Silver contained in copper concentrate	1,012	956
	104,996	60,150

4.          COST OF SALES

	Three months ended March 31,
	2014	2013
Direct mining costs	62,720	40,014
Treatment and refining costs	7,702	3,412
Transportation costs	6,513	3,333
Changes in inventories of finished goods and work in process	8,622	(6,202)
Production costs	85,557	40,557
Depletion and amortization	10,652	6,379
Cost of sales	96,209	46,936

Cost of sales consists of direct mining costs, which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services.

5.          OTHER EXPENSES (INCOME)

	Three months ended March 31,
	2014	2013
Realized loss on copper derivative instruments	1,662	3,073
Unrealized loss (gain) on copper derivative instruments	(2,744)	(1,985)
Management fee income	(281)	(281)
Other income	(804)	(430)
	(2,167)	377

6.          MARKETABLE SECURITIES

During the three month period ended March 31, 2014, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that no write down was required (2013: $9,387). The Company determined that the marketable securities were to be written up by $3,987 through OCI to reflect an increase in fair value during the three month period ended March 31, 2014.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

7.          FINANCE EXPENSES

	Three months ended March 31,
	2014	2013
Interest expense	6,176	1,742
Accretion on PER	471	551
	6,647	2,293

8.          FINANCE INCOME

	Three months ended March 31,
	2014	2013
Interest income	1,122	1,441
Realized income on dual currency deposits	-	267
Gain on sale of marketable securities	-	34
	1,122	1,742

9.          INCOME TAX

	Three months ended March 31,
	2014	2013
Current expense (recovery)	(234)	300
Deferred expense (recovery)	(103)	1,167
	(337)	1,467

10.        OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2014	2013
Current:
Copper put option contracts (note 18)	4,760	1,295
Marketable securities – available for sale	13,759	4,951
Red Mile Promissory Note	47,490	63,483
	66,009	69,729
Long-term:
Subscription receipts – available for sale	12,400	12,400
Reclamation deposits	26,294	25,872
	38,694	38,272

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

11.        INVENTORIES

	March 31,	December 31,
	2014	2013
Work in process	3,815	1,250
Finished goods:
Copper contained in concentrate	9,016	20,049
Molybdenum concentrate	705	859
Materials and supplies	24,943	25,016
	38,479	47,174

12.        PROPERTY, PLANT & EQUIPMENT

	Property	Mineral	Plant and
	acquisition costs	properties[1]	equipment	CIP [3]	Total
Cost
At December 31, 2013	5,438	145,487	626,281	13,418	790,624
Additions [2]	-	3,533	11,485	2,185	17,203
Rehabilitation cost asset 4.	-	4,317	-		4,317
Capitalized interest	-	-	-	-	-
Disposals	-	-	-	-	-
New Mine Allowance credit	-	-	-	-	-
Transfers between categories [3]	-	-	1,710	(1,710)	-
At March 31, 2014	5,438	153,337	639,476	13,893	812,144
Accumulated depletion, amortization and impairments
At December 31, 2013	-	31,795	80,249	-	112,044
Depletion and amortization	-	3,514	7,221	-	10,735
Disposals	-	-	-	-	-
At March 31, 2014		35,309	87,470	-	122,779
Carrying amounts
At December 31, 2013	5,438	113,692	546,032	13,418	678,580
At March 31, 2014	5,438	118,028	552,006	13,893	689,365

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, and rehabilitation cost asset.
2. Additions to mineral properties include $3,342 of capitalized stripping during the three month period ended March 31, 2014 (2013: $4,044).
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.
4. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period. The increase in PER (Provision for environmental rehabilitation) during the period was driven by market discount rate changes.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

13.        OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2014	2013
Current:
Red Mile royalty obligation	47,802	63,854
Deferred revenue – Red Mile royalty obligation	87	131
	47,889	63,985
Long-term:
Income tax obligations	-	272
Deferred share units	437	293
	437	565

14.        DEBT

	March 31, 2014		December 31, 2013

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	18,922	18,049	13,674	13,036
Secured equipment loans	7,961	7,930	8,951	8,899
	26,883	25,979	22,625	21,935
Long-term:
Senior notes	216,898	222,790	208,349	211,540
Capital leases	35,606	33,816	33,138	31,592
Secured equipment loans	17,228	17,161	18,028	17,926
	269,732	273,767	259,515	261,058

All debt instruments are classified as a level 2 financial instrument (note 20).

15.        EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2014	193,382
Exercise of share options	395
Common shares outstanding at March 31, 2014	193,777

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b) Share-Based Compensation

During the first quarter of 2014, the Company granted 3,330,000 share options to executives and directors. These options have a weighted-average exercise price of $2.27 per share option, with a term of 5 years and vest in equal amounts over two years. The weighted-average fair value of the share option issue was estimated at $1.13 per share option.

During the first quarter of 2014, the Company granted 508,000 share options to employees. These options have a weighted-average exercise price of $2.27 per share option with a term of 3 years and vest in equal amounts over two years. The weighted-average fair value of the share options issued was estimated at $0.72 per share option.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the three month period ended March 31, 2014, the Company issued 66,079 DSUs to directors (2013: 133,333). The DSUs were valued at $2.27 (2013: $3.18) per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at March 31, 2014 was 199,412 units (2013: 133,333). Income of $155 has been recognized for the three month period ended March 31, 2014 (2013: $377).

16.        COMMITMENTS AND CONTINGENCIES

(a) Commitments

At March 31, 2014, capital commitments totaled $1,247 on a 100% basis, of which the Company’s share was $935. At March 31, 2014, the Company’s share of operating commitments totaled $5,439.

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar Joint Venture in which it holds a 75% interest. As at March 31, 2014, this debt totaled $58,897 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $25,189 on a 75% basis.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

17.        SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
		March 31,
	2014	2013
Change in non-cash working capital items
Accounts receivable	(13,060)	(9,244)
Inventories	8,695	(8,801)
Prepaids	1,724	(3,148)
Accounts payable and accrued liabilities	10,012	235
Interest payable	142	4,005
Income tax paid	(450)	(150)
	7,063	(17,103)
Non-cash investing and financing activities
Assets acquired under capital lease	11,106	9,872
Interest earned on promissory note	(790)	(937)
Interest expense on royalty obligation	731	191
Royalty obligation settled by promissory note	(16,784)	(10,820)

18.        FINANCIAL RISK MANAGEMENT

Summary of derivatives

	Notional amount	Strike price	Term to maturity	Fair value
At March 31, 2014
Commodity contracts
Copper put option contracts	13.56 million lbs	US$3.00	Q2 2014	1,023
Copper put option contracts	14.56 million lbs	US$3.00	Q3 2014	2,218
Copper put option contracts	14.60 million lbs	US$2.75	Q4 2014	1,519
				4,760

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

19.        RELATED PARTIES

Related party transactions

	Transaction value for the
	three months ended		Due from (to) related parties
		March 31,		as at March 31,
	2014	2013	2014	2013
Hunter Dickinson Services Inc.:
General and administrative expenses	600	401
Exploration and evaluation expenses	226	116
	826	517	(106)	(21)
Gibraltar joint venture:
Other operating income (management fee)	281	281
Reimburseable expenses	50	45
	331	326	60	42

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

During the three month period ended March 31, 2014, the Company invested an additional $5,000 in Curis Resources Ltd., a public company that holds mineral property interests, with one director in common with the Company.

20.        FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
March 31, 2014
Financial assets designated at FVTPL
Copper put option contracts	-	4,760	-	4,760
Available-for-sale financial assets
Marketable Securities	13,759	-	-	13,759
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	26,294	-	-	26,294
	40,053	4,760	12,400	57,213
December 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	1,295	-	1,295
Available-for-sale financial assets
Marketable Securities	4,951	-	-	4,951
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	25,872	-	-	25,872
	30,823	1,295	12,400	44,518

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at March 31, 2014.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.5% to 5.99% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts and capped floating rate notes, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are initially valued based on a purchase transaction. Subsequent valuations are based on exploration results communicated through discussions with the investment’s management. No indicators of impairment were present at March 31, 2014, although if indicators were present a loss would be recognized in the Company’s profit and loss.